CORPORATION

7140 Office Circle

P.O. Box 15600

Evansville, IN  47716-0600

Phone:  (812) 962-5000

Fax:      (812) 962-5400

                                March 26, 2008

VIA OVERNIGHT DELIVERY

Mr. Max A. Webb, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Mail Stop: 3561

Re:          Accuride Corporation

                File Number: 001-32483

                Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Webb:

The following represents Accuride Corporation’s (the “Company”) further response to the first comment contained in your letter, dated December 20, 2007, to Mr. Terrence J. Keating with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Proxy”) and our telephone conversations with Mr. Dan Morris of the Securities and Exchange Commission (“SEC”) on February 29, 2008 and March 23, 2008.  For ease of reference the comment is repeated in italics below and followed by the Company’s response.

1.  We note that you disclosed your performance targets for annual incentive compensation in the footnotes to the Summary Compensation Table.  In future filings, please revise your proxy statement to disclose the targets, and discuss actual performance, under “Annual Performance —Based Incentive Cash Compensation” in your Compensation Discussion & Analysis.

In future filings, the Company will disclose its performance targets for annual incentive compensation and discuss the Company’s actual performance against such targets for the year being discussed in the Compensation Discussion & Analysis (“CD&A”) section of the proxy statement.  However, if the nature of the performance criteria changes in future years, then such performance targets will be disclosed if the Company determines that the annual incentives are material to the understanding of the executives’ compensation and disclosure would not otherwise be omitted under instruction 4 to Item 402(b) of Regulation S-K because it would result in competitive harm.

As discussed in our telephone conversations, the performance targets for named executive officers (“NEOs”) in 2007 did relate to the Company’s bank adjusted EBITDA (“EBITDA”) and free cash flow (“FCF”), which will be disclosed in the CD&A in our upcoming proxy statement.  However, in 2007 certain NEOs had additional performance metrics which relate to EBITDA and adjusted cash flow (“ACF”)(1) of the operating segments for which they were responsible.  While the Company will disclose that these metrics were used in determining AICP incentives in its 2008 CD&A, the Company is of the opinion that disclosure of the dollar amounts of the targets is (1) not material to the understanding of the executives’ compensation and therefore not required under Regulation S-K, Item 402, and (2) would result in competitive harm to the Company, and in accordance with Instruction 4 to Regulation S-K, Item 402(b), therefore not required.

(1) Accuride internally refers to the adjusted cash flow metric (ACF) as “free cash flow” for a particular operating segment.  However, use of the term “free cash flow” for operating segment level data outside the context of the AICP would be confusing as the metric does not equate to the Corporate level FCF, which is publicly disclosed.  We will therefore refer to the metric as ACF in this document.

To understand why such disclosure of the dollar amounts is immaterial and would result in competitive harm, we think it would be useful to provide an overview of the Company’s business and operating segments, as well as the methodology used for determining incentives under our Annual Incentive Compensation Plan (“AICP”) in 2007 for each NEO.

Overview — Company’s Operating Segments

The Company is one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America.  Our primary product lines are standard equipment used by virtually all North American heavy- and medium- duty truck original equipment manufacturers (“OEMs”).   We classify our products under several operating segments, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components.  The following summarizes our operating segments and the product lines:

Operating Segment	Product
Accuride Wheels	Steel and Aluminum Wheels

Gunite	Wheel End Components

Imperial	Truck Body and Chassis Components

Bostrom	Seating Assemblies

Fabco	Steerable Drive Axles, Gear Boxes and Other Truck Components

Brillion	Iron Castings

Brillion Farm	Non-Powered Farm Equipment

Until the second quarter of 2007, our operating segments were aggregated into one reportable segment for financial reporting and SEC disclosure purposes.  Thereafter, based upon a review of our businesses and the requirements of United States Generally Accepted Accounting Principles (“GAAP”), we categorized our businesses into three reportable segments: “Wheels,” “Components,” and “Other.”(2)  The allocation of our operating segments into the three reportable segments is based upon similarity of economic characteristics, products and production processes, class of customer and distribution methods.  Our Wheels segment consists solely of our Accuride Wheels operating segment, which includes the steel wheels sub-segment and the aluminum wheels sub-segment.  The Wheels segment’s products include steel and aluminum wheels for heavy- and medium-duty trucks and commercial trailers.  The Components segment consists of our Bostrom, Brillion, Gunite, and Imperial operating segments, and its products consist of truck body and chassis parts, wheel-end components and assemblies, and seats.  The Other segment consists of our Fabco and Brillion Farm operating segments, and its products primarily consist of other commercial vehicle components, including steerable drive axles, gearboxes and non-powered farm equipment.  Notwithstanding the segment reporting, we internally track the performance of each operating segment separately, and use such financial performance for a variety of purposes, including our AICP, but do not publicly disclose those results.

(2) The disclosures in our 2006 Form 10-K and 2007 Proxy Statement were based upon the previous single reportable segment.

We operate in highly competitive markets.  In each of our markets we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, product line breadth, delivery and service.  However, the most important basis of competition is pricing.  OEMs exert considerable pressure on suppliers such as the Company to reduce costs while supplying ever more capable and reliable products.  OEM purchasing managers are evaluated on and receive incentives for securing price concessions from suppliers.  Once OEMs target a supplier for pricing relief, failure to comply or accommodate such requests can result in one or more punitive actions, including listing a competitor’s products as “standard” (or the default product) in the OEM’s “data book” (or the product catalog), removal of the supplier as a listed supplier in the OEM product catalog, and de-sourcing other components manufactured by the same supplier.

Overview AICP

As described in our proxy, the AICP is the method pursuant to which we provide short-term incentive compensation.  We have historically used EBITDA and FCF of the Company (“Corporate EBITDA” and “Corporate FCF”, respectively) as the performance goals for determining AICP payouts.  In addition, we have included operating segment and sub-segment level metrics among the AICP metrics for our senior managers that lead such operating segments and sub-segments.  We have also from time-to-time included additional metrics for various members of senior management in order to focus their efforts in achieving strategic corporate goals.(3)

(3) All AICP payments to our 2006 NEO’s were based exclusively on Corporate EBITDA and Corporate FCF.

In 2007, the AICP governing document granted our Executive Committee (consisting of our senior executives, including our CEO and CFO) discretion to establish individual goals for certain executives and allocate the total bonus potential between both the corporate level performance metrics (i.e., Corporate EBITDA and Corporate FCF) and other metrics tailored to the executive.  Our

Executive Committee exercised this discretion to establish the following individual goals for John Murphy and Anthony Donatelli, who became an NEO for 2007:

•                  Having a portion of John Murphy’s total AICP payout potential tied to the EBITDA and ACF performance of the Company’s steel and aluminum wheel businesses, which are the two sub-segments of our Wheels operating segment, due to the fact that Mr. Murphy was leading the Wheels operating segment at the beginning of 2007 (he led that segment through October 2007).(4)

(4) Upon being named President and Chief Executive Officer during the fourth quarter of 2007 concurrent with the announcement of Terry Keating’s future retirement, Mr. Murphy became our Chief Operating Decision Maker and transferred his responsibility for managing the Wheels sub-segments to Leigh Wright, Senior Vice President / Wheels.  Accordingly, Mr. Murphy’s AICP for 2008 will be determined solely based on Corporate EBITDA and Corporate FCF.

•                  Having a portion of Mr. Donatelli’s total AICP payout potential also tied to the EBITDA and ACF performance of Imperial, Bostrom, and Fabco, since he was responsible for such operating segments in 2007.

The weighting of the performance metrics for NEOs with performance metrics other than Corporate EBITDA and Corporate FCF under the 2007 AICP were as follows:

NEO	AICP Metric	% Allocation	Weighting	AICP Metric Components
Murphy	Total
	Corporate	88%
			55%	Corporate EBITDA
			33%	Corporate FCF
	Steel Wheel	6%
			4.5%	Steel Wheel EBITDA
			1.5%	Steel Wheel ACF
	Aluminum Wheel	6%
			4.5%	Aluminum Wheel EBITDA
			1.5%	Aluminum Wheel ACF
Donatelli	Total
	Corporate	63.5%
			40.8%	Corporate EBITDA
			22.7%	Corporate FCF
	Imperial	18%
			13.5%	Imperial EBITDA
			4.5%	Imperial ACF
	Bostrom	9%
			6.75%	Bostrom EBITDA
			2.25%	Bostrom ACF
	Fabco	9.5%
			7.5%	Fabco EBITDA
			2.0%	Fabco ACF

Actual payment against these targets as a percentage of total 2007AICP payment for each of these NEOs was as follows:

NEO	AICP Metric	% of Total Payment
Murphy	Total	100%
	Corporate	86.5%
	Steel Wheel Sub-Segment	5.5%
	Aluminum Wheel Sub-Segment	8.0%
Donatelli	Total	100%
	Corporate	64.2%
	Imperial	17.4%
	Bostrom	0%
	Fabco	18.4%

In 2007, each of these NEO’s AICP payments was calculated as a percentage of base salary, as follows:

Position	Threshold (% of base salary)	Target (% of base salary)	Maximum (% of base salary)
John Murphy -President / Chief Operating Officer(1)	18.2%	75%	135%
Anthony Donatelli -Senior Vice President	14.4%	60%	108%

(1)  Mr. Murphy served as President and COO through October 2007 and was promoted to President and CEO in November 2007, at which time his base salary increased but his potential AICP payouts as a percentage of base salary remained the same for the remainder of 2007.

Threshold goals are typically established based on achievement of 90% of the budgeted targets, and maximum goals are typically set based on achievement of 110% of the budgeted targets.  Final payment for each AICP component is determined based upon the actual results for such component, compared with certain pre-established Threshold, Target and Maximum goals for that component.  Subject to the discretion of the Compensation Committee and/or management, no payment for a particular AICP component is earned unless the Threshold goal is achieved.

Operating Segment-Level Metrics

Materiality

In fiscal year 2007, the various operating segment EBITDA and ACF targets were only minor components of John Murphy’s and Anthony Donatelli’s AICP potential and actual payouts.

As the charts above demonstrate, the steel wheel sub-segment EBITDA and ACF metrics accounted for 4.5% and 1.5%, respectively, of Mr. Murphy’s total potential AICP payout, and accounted for 4.2% and 1.4%, respectively of Mr. Murphy’s actual AICP payout for 2007 (or approximately 1.1% and 0.4% of his total compensation).  Likewise, the aluminum wheel sub-segment EBITDA and ACF metrics accounted for only 4.5% and 1.5%, respectively, of Mr. Murphy’s total potential AICP payout, and only accounted for approximately 6.0% and 2.0%, respectively, of Mr. Murphy’s actual AICP payout (or approximately 1.5% and 0.5% of his total compensation).  Instead, most of Mr. Murphy’s 2007 AICP payment (approximately 86.5%) was attributed to the Corporate EBITDA and Corporate FCF goals, which are the material factors in determining his potential and actual AICP payout, and which the Company will disclose in its CD&A.  Because the steel wheel and aluminum wheel EBITDA and ACF metrics were such a small portion of both his compensation and his incentive potential, the Company believes that the dollar amount of these metrics and financial results are not material and need not be disclosed.

For Mr. Donatelli, the Bostrom EBITDA and Bostrom ACF metrics accounted for 6.75% and 2.25%, respectively, of his total potential AICP payout, and 0% of Mr. Donatelli’s actual AICP payout.  The Imperial EBITDA and Imperial ACF metrics accounted for 13.5% and 4.5%, respectively, of Mr. Donatelli’s total potential AICP payout, and approximately 13.0% and 4.3%, respectively, of Mr. Donatelli’s actual AICP payout (or approximately 3.5% and 1.2% of his total compensation).  Additionally, the Fabco EBITDA and Fabco ACF metrics accounted for 7.5% and 2.0%, respectively, of Mr. Donatelli’s total potential AICP payout, and approximately 14.5% and 3.9%, respectively, of Mr. Donatelli’s actual AICP payout (or approximately 3.9% and 1.0% of his total compensation).  As with Mr. Murphy, most of Mr. Donatelli’s 2007 AICP bonus payment (approximately 64%) was attributed to the Corporate EBITDA and Corporate FCF goals, which the Company believes are material to the understanding of his compensation and will disclose in its CD&A.  Because none of the individual operating segment EBITDA or ACF measures consisted of either a material portion of Mr. Donatelli’s overall compensation or incentive potential, the Company believes that the dollar amount of these metrics and financial results are not material and need not be disclosed.

Competitive Harm

However, to the extent that the operating segment EBITDA and ACF metrics are deemed material to the understanding of the executive’s compensation, the Company believes that disclosure of the dollar amount of such metrics is not required under Instruction 4 of Item 402(b) of Regulation S-K, as the release of such information would result in competitive harm to the Company.  Currently, reporting segment level (i.e., Wheels, Component and Other), operating segment level (e.g., Gunite and Brillion) and operating sub-segment level (i.e., steel and aluminum wheels) EBITDA and ACF information are not publicly disclosed.  Rather, EBITDA and FCF information is only publicly released at the aggregated Corporate level.  Releasing operating segment and operating sub-segment level EBITDA and ACF target information would provide both the Company’s customers and competitors with increased insight into our business, which would be used to our detriment.

First, using such information, competitors and customers of our operating segments would be able to determine that segment’s profit margins with greater clarity.  The basic equation for calculating profit margins is as follows:

Product Profitability (e.g., EBITDA) ÷ Product Sales = Profit Margin

As outlined below, disclosure of various operating segment and operating sub-segment EBITDA information would enable more detailed analysis of our business by eliminating one variable in the two-variable equation noted above.  Such insight would be used by our competitors to seek to gain market share to our detriment and by OEMs to seek price reductions or other concessions, all of which would lower our profit margins and/or reduce our sales and therefore be detrimental to the interests of the Company’s stockholders.

Second, the Company’s competitors and customers could draw inaccurate conclusions from released operating segment and sub-segment ACF data to the detriment of the Company.  Free cash flow is frequently used as a management tool for measuring whether a business is making money (i.e., producing positive cash flow).  While our Corporate level FCF is used by management in a manner consistent with this approach, operating segment and sub-segment level ACF is not.  Rather, operating segment and sub-segment level ACF is used as a tool to measure that operating segment or sub-segment’s management of cash within that business unit, and is not necessarily interpreted the same for each business unit due to various adjustments.  Disclosing ACF by operating segment or sub-segment could be incorrectly perceived as the operating cash flow and or income for that operating segment or sub-segment.  Such misinterpretations could lead customers and competitors to subjectively conclude that the operating segment or sub-segment is making too much money, leading customers to demand price reductions and competitors to seek to use such data to gain sales at our expense.  Alternatively, if customers and competitors subjectively conclude that the operating segment or sub-segment is making too little money or fell short of the target, they may perceive that the particular operating segment or sub-segment in question is financially unstable, potentially leading the customer to withdraw sales and competitors to engage in predatory pricing to attempt to “kill” a competitor.  In either event, the operating segment or sub-segment in question would be likely be forced to reveal even more sensitive information or otherwise go to extraordinary lengths to rebut the customers’ perceptions and competitors actions, regardless of whether such perceptions and actions are founded on accurate interpretations of the released ACF data.

Third, if operating segment EBITDA and ACF metrics are used in the future, disclosure of targets and actual results would allow a trend analysis of Accuride’s various business units, which also would be to Accuride’s detriment.  If the trend shows increasing profitability or increased adjusted cash flow, for reasons such as pricing actions, manufacturing efficiency gains, technological breakthroughs, etc., our customers would seek to “share” in that margin increase by demanding price reductions.  If the trend were to show decreasing profitability or adjusted cash flow, our competitors could also seek to exploit such information, for example by cutting prices temporarily in an attempt to drive Accuride from a particular product marketplace.  In either case, customers and competitors may be able to measure the success of their own strategies and initiatives for a particular product line by analyzing the trend information to discern any aggregate effect (positive or negative) on Accuride’s results.

Finally, requiring Accuride to release AICP metrics that are not otherwise released could indirectly harm Accuride by forcing it to choose different AICP metrics to avoid disclosing information the Company views as sensitive as part of the Company’s CD&A.  The Company has structured its AICP program to provide flexibility in focusing management’s attention on achieving certain results that are perceived to be in the Company’s best interest.  While various potential AICP metrics may have a real benefit to the Company, those metrics may be so related to sensitive or confidential information that the Company chooses not to publicly disclose.  For example, the Company may wish to correct a negative trend in a specific business unit, but not wish to publicly disclose the existence of such negative trend due to the potential direct and/or indirect competitive harm that may result from such disclosure.  Due to the risk of public disclosure, the Company may choose not to establish the metric in the first place, even if it would otherwise be one useful tool to correct the negative trend, which would be to the Company’s and shareholder’s benefit.  Thus, the Company may in fact be harmed by the loss, either real or perceived, of flexibility in establishing its AICP metrics if it were required to disclose AICP metrics which otherwise are not publicly released.

Wheels

The heavy- and medium-duty commercial truck steel and aluminum wheel market is highly competitive due to the limited number of customers.  These customers are primarily the four main U.S. OEMs of PACCAR, Daimler, Volvo/Mack and International Truck and Engine Corporation and a limited number of trailer manufacturers.  Existing suppliers, including Accuride, seek to have their products listed as the “standard” at each OEM customer, both to increase their sales and market share and to gain an advantage in the “aftermarket,” where truck owners will frequently replace worn or broken components with the same brand installed at the factory.  Our existing competitors make every effort to maintain current sales, while gaining market share at our expense.  OEMs leverage competition among suppliers and their market position to extract every possible concession from suppliers, in particular by demanding ever more capable products, higher quality products at lower prices.  As described above, these OEMs exert considerable pressure on suppliers regarding pricing of their products, and are prepared to take punitive actions against suppliers that do not comply with price reduction requests.

Release of our steel and aluminum wheel EBITDA performance would result in competitive harm.  As noted above, EBITDA information is one key variable in determining profitability of a particular product line.  The other variable of interest to the equation listed above is Accuride’s steel wheel sales and aluminum wheels sales figures.  Although this information is not publicly released by Accuride, a reasonable approximation of such figures is available to interested parties.  For example, total OEM vehicle build information is currently available from sources such as Americas Commercial Transportation Research (ACT), Ward’s, and/or Global Insight.  Aftermarket steel and aluminum wheel sales figures are readily available from sources such as MacKay & Company.  With aggregate OEM and aftermarket steel and aluminum wheel sales information from such sources, a customer and/or competitor could obtain the total market steel and/or aluminum wheel product mix, and a reasonable estimate of Accuride’s share percentage thereof, through basic market research (e.g., OEM questionnaires and surveys, and fleet (i.e., OEM major customer) surveys), allowing them to discern

Accuride’s steel and aluminum sales figures.  Such research could be performed by our competitors and customers, either using internal resources or third-party professional research firms.  Thus, the release of our steel and aluminum wheel EBITDA information coupled with a modest amount of market research would allow our competitors and customers to discern general profit margins of our steel and aluminum wheel businesses.

Once our competitors determine the profit margins of Accuride’s steel and aluminum wheel businesses, they may use such information to harm Accuride in a variety of ways, even if the conclusions they draw are inaccurate.  For example, an existing steel wheel competitor could use its estimate of Accuride’s profit margin to determine its own pricing strategy, with the goal of cutting its own pricing to the point where Accuride will not match due to intolerably low profit margins (from Accuride’s perspective).  Also, an existing competitor may share its conclusions with OEMs or aftermarket customers to attempt to portray Accuride as a “rich” supplier, who is making “excessive” profits on the backs of the OEMs and aftermarket distributors.  Even if the OEM or aftermarket distributors do not immediately switch suppliers, they may use such information to support demands for price cut, forcing Accuride to respond, perhaps by providing additional data to correct or clarify the analysis done by our competitor, which corrections or clarifications then could be shared back to the competitor by the OEM in an effort to push the competitor for further concessions (pricing or otherwise) in order to win the OEM’s business.

In addition to existing wheel manufacturers using the steel and aluminum wheel sub-segment profitability data to our detriment, other prospective competitors may use the data to our detriment.  Product line profitability is the critical indicator for evaluating the attractiveness of offering a product line in a particular market.  If a prospective competitor were to perform the analysis above, it may determine that adequate profit margins exist and lead them to enter the market, which would result in increased supplier capacity and lower profit margins for all suppliers.  For example, a commercial vehicle supplier that does not compete in the wheel market, may determine that sufficient profit margins existing in the wheel business to develop and offer a competing wheel product and then leverage its existing relationship with OEMs to gain market share.  As another example, a commercial vehicle wheel supplier in another region of the world may determine that sufficient profit margins exist in our domestic market and thus be encouraged to enter it to gain market share and/or reduce the overall industry pricing level.  To our knowledge, at least one such foreign steel wheel supplier exists and is developing production capacity in a low-cost country for markets yet to be reliably identified.  Releasing additional information regarding the profitability of the Company’s wheel products may encourage this and other international competitors to utilize their newly acquired capacity in the Company’s major market and thus degrade our profitability.  As another example of the competitive nature of the wheel market, we believe that at least one OEM has launched, or intends to launch, an “aftermarket” wheel (replacement wheels sold to truck owners to replace the original wheels supplied by the OEM) by pairing with a low labor cost country supplier, that will manufacture the wheels for sales through the OEM’s extensive commercial vehicle parts network.  This OEM has entered the aftermarket due to the typically higher margins that are currently available.

For the reasons stated herein, the Company is of the opinion that publicly disclosing steel wheel and aluminum wheel sub-segment EBITDA and ACF data would be highly damaging to the Company, putting it at a disadvantage to its competitors and customers alike.

Bostrom

As with our Wheels segment, Bostrom operates in a highly competitive environment, with the same limited number of OEMs and a greater number of competitors, including National Seating, Sears Seating, and Seats Inc.  Bostrom’s competitors would attempt to draw inferences and conclusions from Bostrom’s EBITDA and ACF metrics and use that information to attempt to gain market share at Bostrom’s detriment.  As with the steel and aluminum wheel example detailed above, Bostrom’s competitors would like to discern Bostrom’s profitability, and would use Bostrom’s EBITDA information to gain such insight.  Unlike the example above, however, Bostrom’s competitors would not need to perform market research data to gather information regarding Bostrom’s sales, as that information is already released in Accuride’s financial statements due to U.S. GAAP requirements.  Thus, Bostrom’s competitors would have clear insight into its profitability were the SEC to require Accuride to release Bostrom’s EBITDA targets and results.  Such a result would be particularly harmful to Bostrom given that equivalent information regarding its primary competitor, National Seating, who is the largest commercial vehicle seating supplier, is not readily available(5).  National Seating and other competitors would analyze Bostrom’s profitability, and use such information to attempt to win additional market share or otherwise harm Bostrom’s business.

(5) National Seating is a subsidiary of Commercial Vehicle Group, Inc., a publicly traded corporation that does not release segment-level financial information.

For the reasons stated herein, Accuride believes that publicly disclosing Bostrom’s EBITDA and ACF data would be highly damaging to the Company, putting it at a disadvantage to its competitors and customers alike.

Imperial

Imperial’s OEM customers and competitors would seek to use the information to Imperial’s (and Accuride’s) detriment in the same general manner outlined above for our wheel and seating businesses.  As with Bostrom, Imperial’s revenue is currently released in Accuride’s financial statements due to U.S. GAAP requirements, which would enable Imperial’s customers to analyze Imperial’s profitability without additional market research.  Unlike Bostrom, however, Imperial is particularly vulnerable to customer and competitor pricing pressure, given that one customer currently accounts for a large percentage of Imperial’s business and given that Imperial operates in a highly fragmented segment of the commercial vehicle market (i.e., light manufacturing, stamping, and plating) with relatively low barriers to entry.  For example, competitors currently operating with lower profit margins may attempt to “steal” Imperial’s current business.  Additionally, other light manufacturing and assembly businesses in adjacent markets may determine that adequate profit margins exist in the commercial vehicle market and decide to begin directly competing with Imperial.  Further, new businesses may be created for the purpose of entering into Imperial’s market, with the resulting increase of supply eroding Imperial’s margins and opportunities to gain new business.

For the reasons stated herein, Accuride believes that publicly disclosing Imperial’s EBITDA and ACF data would be highly damaging to the Company, putting it at a disadvantage to its competitors and customers alike.

Fabco

Fabco’s customers and competitors would also seek to use the information to Fabco’s (and the Company’s) detriment in the same general manner outlined above for our other operating segments.  Fabco is a fairly small business whose products target low volume niche markets, markets often not serviced by Fabco’s competitors.  Releasing Fabco’s EBITDA and ACF targets and results would allow competitors to analyze Fabco’s market and margins with more clarity, which may lead one or more competitors to conclude that sufficient margins exist to enter the market and compete for Fabco’s existing business.  For example, through market research, many of Fabco’s customers, competitors and suppliers already know Fabco’s approximate annual sales.  If Fabco’s EBITDA metric was published, those entities could divide that number by the approximate annual sales to determine and assess Fabco’s profitability as a percentage of sales.  Fabco’s customers may subjectively determine that Fabco’s margins are too high, and demand price concessions.  Fabco’s suppliers may also subjectively determine that Fabco’s margins are too high and attempt to increase the price Fabco must pay for necessary components.  Likewise, Fabco’s competitors may determine that sufficient margins exist in Fabco’s niche product market, and enter that market to Fabco’s detriment.  Due to its relative size, Fabco is vulnerable to larger competitors, particularly those with lower manufacturing and purchasing costs due to their global sourcing and higher volumes.  If those larger competitors were to enter Fabco’s market, they could attempt to leverage such scale to undercut Fabco’s cost in an effort to take away Fabco sales or drive Fabco from the market.  In the past, one larger Fabco competitor has taken Fabco business by copying its products and then undercutting Fabco’s pricing once their attention was drawn to Fabco sales.

For the reasons stated herein, Accuride believes that publicly disclosing Fabco’s EBITDA and ACF data would be highly damaging to the Company, putting it at a disadvantage to its competitors and customers alike.

Components Segment

Although no NEO’s AICP payment is tied to our Gunite or Brillion operating segments’ financial performance, releasing EBITDA and ACF results for our Bostrom and Imperial operating segments could provide insight into the financial status of the other two operating segments.  Bostrom and Imperial are two of the four operating segments that make up our Components financial reporting segment.  Providing information about two of four segments could allow our competitors and customers to extract/analyze the third and fourth operating segments in that reporting segment, namely Brillion and Gunite, both of which are foundries, in a similar manner as described above for our other operating segments.

Conclusion

In conclusion, the Company is of the opinion that disclosure of operating segment and sub-segment EBITDA and ACF performance targets and achievement against those targets does not provide investors with material information regarding the compensation of our NEOs.  However, if the Staff is of the contrary opinion, the Company also strongly believes that disclosure of such targets would result in competitive harm by allowing competitors and customers insight into our profit margins, and thereby adversely impact the pricing and marketing of our products.  Any negative impact on the company’s profitability would ultimately be borne by the Company’s stockholders.

Accuride Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Accuride Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (812) 962-5068, or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

Very truly yours,

/s/ Stephen A. Martin

Stephen A. Martin
Vice President/Corporate Counsel
cc:	Terrance J. Keating
David K. Armstrong
Robin L. Struve
Christopher D. Lueking